File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 20, 2005

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes                     ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

    Not applicable

Logitech International S.A.

Form 6-K

On October 19, 2005, Logitech International S.A. issued the press release attached hereto as Exhibit 15.1. The information in the press release is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

By:	/s/ Kristen M. Onken
Kristen M. Onken
Chief Finance Officer,
Chief Accounting Officer,
and U.S. Representative

October 20, 2005

Exhibit 15.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Delivers Best-Ever Q2 Results

Revenue Up 28 Percent; Operating Income Up 29 Percent

Company Increases Full-Year Targets for Sales and Operating Income

FREMONT, Calif., Oct. 19, 2005 and ROMANEL-SUR-MORGES, Switzerland, Oct. 20, 2005 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today posted record Q2 financial results, achieving its twenty-eighth consecutive quarter of double-digit sales growth.

For Logitech’s second quarter of FY 2006, ended September 30, 2005, sales were $422 million, up 28 percent from $330 million in the same quarter last year. Operating income was $38.2 million, up 29 percent from $29.6 million last year. Net income for the quarter was $36.2 million ($.37 per share), up 39 percent from $26 million ($.27 per share) in the prior year. Gross margin was 31.4 percent, down from 33.2 percent in Q2 FY 2005.

Logitech’s retail sales in the second quarter were up 29 percent over the prior year, driven by continued explosive growth in audio sales, and strong growth in the video and console-gaming categories. Retail sales growth was 30 percent in EMEA, 28 percent in the Americas and 31 percent in Asia Pacific. The Company’s OEM sales were up 19 percent over last year, due to robust sales of mice.

“As demand exceeded our expectations, this Q2 delivered our best year-over-year sales growth in more than three years,” said Guerrino De Luca, Logitech president and chief executive officer. “We are riding the wave of significant trends – the growing popularity of digital music, the pervasiveness of broadband connectivity, and the increasing role of the PC as an entertainment and communication platform. Even with a significantly higher proportion of audio products in the overall product mix, we grew our gross profit faster than our operating expenses and delivered 29 percent growth in operating income.

“We enter Q3 well positioned for the 2005 holiday buying season with innovative new products recently launched across our product portfolio, and a higher backlog of retail orders compared to this time last year. We expect our gross margin in the second half of the year to be higher than it was in the first half, primarily due to continued improvements in the audio category.”

Highlights for Logitech’s Q2 FY 2006

•	Logitech achieved its best-ever quarter for retail sales of video products, with year-over-year growth of 28 percent, reflecting the increasing use of video communications over the Internet and demand for Logitech’s refreshed video product lineup.

•	The Company’s retail sales of audio products more than doubled compared to the same quarter last year. Demand for Logitech’s PC speakers and audio products for iPod/MP3 players has been driven by the increasing popularity of digital music. And, the sales of Logitech’s PC headsets have benefited from the surge in use of voice-over-IP communication.

•	Sales momentum of the Logitech® Harmony® universal remote control continues to accelerate as the product’s channel presence in North America has broadened; the Harmony 880 was one of Logitech’s best-selling products in Q2.

•	Retail sales of console-gaming products increased by 62 percent, fueled by a high attachment rate of Logitech products to the sale of PSP™ (PlayStation®Portable) systems.

Outlook

Logitech increased its financial targets for the current fiscal year, ending March 31, 2006. The Company now targets sales growth of 18-20 percent for the full fiscal year, compared to its earlier target of 15 percent, and operating income growth to exceed the earlier target of 15 percent. The Company expects gross margin for the full fiscal year to be at the low end of the company’s long-term target range of 32 to 34 percent.

Management Team Update

Logitech announced that Gerald P. Quindlen has joined the Company as its senior vice president of worldwide sales and marketing. Mr. Quindlen was with the Eastman Kodak Company for seventeen years, where he most recently served as vice president of global sales and operations for the Consumer and Professional Imaging Division. He holds an M.B.A. degree from the University of Pennsylvania’s Wharton School and a B.S. degree in chemical engineering from Villanova University.

Earnings Teleconference

Logitech will hold an earnings teleconference on Thursday, Oct. 20, 2005 at 14:00 Central European Time/8:00 a.m. Eastern Daylight Time/5:00 a.m. Pacific Daylight Time to discuss these results as well as guidance for Fiscal Year 2006. A live webcast and replay of the teleconference, including presentation slides, will be available at www.logitech.com/investors. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

###

This press release contains forward-looking statements regarding expected sales and operating income for Fiscal 2006 and gross margin for the second half and full year Fiscal 2006. These forward-looking statements involve risks and uncertainties that could cause Logitech´s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include our ability to introduce successful products in a timely manner, the effect of pricing, product, marketing and other initiatives by our competitors and our reaction to them on our sales, gross margins and profitability, our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, the sales mix between our lower- and higher-margin products, our operations in China being adversely impacted by strains on Chinese energy, transportation, or other infrastructures, consumer demand for our products and our ability to accurately forecast it, as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our Form 20-F for the fiscal year ended March 31, 2005, and our Form 6-K for the quarter ended June 30, 2005, available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended September 30
CONSOLIDATED STATEMENTS OF INCOME	2005	2004
Net sales	$422,101	$329,568
Cost of goods sold	289,739	220,299

Gross profit	132,362	109,269

% of net sales	31.4%	33.2%

Operating expenses:
Marketing and selling	57,703	49,233
Research and development	21,491	17,503
General and administration	14,928	12,986

Total operating expenses	94,122	79,722

Operating income	38,240	29,547

Interest income (expense), net	693	(225)
Other income, net	3,203	1,253

Income before income taxes	42,136	30,575
Provision for income taxes	5,899	4,586

Net income	$36,237	$25,989

Shares used to compute net income per share and ADS:
Basic	88,689	88,224
Diluted	99,835	98,438
Net income per share and ADS:
Basic	$0.41	$0.29
Diluted	$0.37	$0.27

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on June 30, 2005.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Six Months Ended September 30
CONSOLIDATED STATEMENTS OF INCOME	2005	2004
Net sales	$756,803	$596,162
Cost of goods sold	517,069	396,027

Gross profit	239,734	200,135

% of net sales	31.7%	33.6%

Operating expenses :
Marketing and selling	103,996	88,802
Research and development	42,509	34,182
General and administration	29,762	26,028

Total operating expenses	176,267	149,012

Operating income	63,467	51,123

Interest income (expense), net	1,278	(515)
Other income, net	3,437	2,149

Income before income taxes	68,182	52,757
Provision for income taxes	9,548	7,913

Net income	$58,634	$44,844

Shares used to compute net income per share and ADS:
Basic	88,571	88,948
Diluted	99,456	99,294
Net income per share and ADS:
Basic	$0.66	$0.50
Diluted	$0.60	$0.47

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on June 30, 2005.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	September 30, 2005	March 31, 2005	September 30, 2004
Current assets
Cash and cash equivalents	$254,697	$341,277	$193,477
Accounts receivable	297,418	229,234	214,858
Inventories	266,899	175,986	194,665
Other current assets	55,695	50,364	44,210

Total current assets	874,709	796,861	647,210
Investments	16,703	16,793	16,754
Property, plant and equipment	62,895	52,656	43,661
Intangible assets
Goodwill	135,298	134,286	133,630
Other intangible assets	13,495	15,816	19,122
Other assets	2,042	2,460	3,554

Total assets	$1,105,142	$1,018,872	$863,931

Current liabilities
Short-term debt	$109,991	$9,875	$9,595
Accounts payable	243,051	177,748	160,742
Accrued liabilities	156,633	156,575	130,580

Total current liabilities	509,675	344,198	300,917
Long-term debt	25	147,788	140,771
Other liabilities	665	737	883

Total liabilities	510,365	492,723	442,571

Shareholders’ equity	594,777	526,149	421,360

Total liabilities and shareholders’ equity	$1,105,142	$1,018,872	$863,931

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended September 30		Six Months Ended September 30
SUPPLEMENTAL FINANCIAL INFORMATION	2005	2004	2005	2004
Depreciation	$8,730	$6,240	$15,755	$12,156
Amortization of other acquisition-related intangibles	1,161	1,585	2,321	2,981
Operating income	38,240	29,547	63,467	51,123
Operating income before depreciation and amortization	48,131	37,372	81,543	66,260
Capital expenditures	13,320	7,737	24,086	18,328

Net sales by channel:
Retail	$368,757	$284,924	$653,069	$508,395
OEM	53,344	44,644	103,734	87,767

Total net sales	$422,101	$329,568	$756,803	$596,162

Net sales by product family:
Retail - Cordless	$110,065	$100,970	$185,370	$177,650
Retail - Corded	74,036	71,632	146,305	129,201
Retail - Video	61,353	47,984	109,837	93,879
Retail - Audio	74,601	33,107	129,397	54,606
Retail - Gaming	30,995	24,935	51,581	41,184
Retail - Other	17,707	6,296	30,579	11,875
OEM	53,344	44,644	103,734	87,767

Total net sales	$422,101	$329,568	$756,803	$596,162